UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 3)


                               Denny's Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    24869P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   JASON ADER
                       HAYGROUND COVE ASSET MANAGEMENT LLC
                                 1370 6TH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 445-7800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 24869P104                                          PAGE 2 OF 10 PAGES
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     JASON ADER

     (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER

    SHARES            NONE
                ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           5,612,200
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          NONE
                ----------------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             5,612,200

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,612,200
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 24869P104                                          PAGE 3 OF 10 PAGES
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     HAYGROUND COVE ASSET MANAGEMENT LLC

     (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER

    SHARES            NONE
                ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           5,612,200
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          NONE
                ----------------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             5,612,200

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,612,200
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 24869P104                                          PAGE 4 OF 10 PAGES
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     HAYGROUND COVE FUND MANAGEMENT LLC

     (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587515
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER

    SHARES            NONE
                ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           5,612,200
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          NONE
                ----------------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             5,612,200

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,612,200
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 24869P104                                          PAGE 5 OF 10 PAGES
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     HAYGROUND COVE ASSOCIATES L.P.

     (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587520
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER

    SHARES            NONE
                ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           4,681,589
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          NONE
                ----------------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             4,681,589

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,681,589
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                                                             PAGE 6 OF 10 PAGES

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value ("Common Stock") of Denny's Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 203 East Main Street, Spartanburg, South Carolina 29319-0001.

ITEM 2. IDENTITY AND BACKGROUND.

        (a), (b) and (c) This Statement is being filed by (i) Jason Ader, an individual; (ii) Hayground Cove Asset Management LLC, a Delaware limited liability company ("HCAM"); (iii) Hayground Cove Fund Management LLC, a Delaware limited liability company ("HCFM"); and (iv) Hayground Cove Associates LP, a Delaware limited partnership ("HCA" and, together with Jason Ader, HCAM and HCFM, the "Reporting Persons"). Mr. Ader is the sole member of HCAM, which in turn is the managing member of HCFM. In addition, HCFM serves as general partner of (i) certain Delaware limited partnership funds and (ii) HCA, an investment manager that provides investment and advisory services to certain offshore entities and individually managed accounts (the limited partnership funds, offshore entities and managed accounts collectively, the "Client Funds"). None of the Client Funds is deemed to be a reporting person.

        The principal business of each of the Reporting Persons is providing investment management and advisory services to the Client Funds.

        The principal business address and principal office address of each of the Reporting Persons is 1370 6th Avenue, New York, New York 10019.

        (d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Ader is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Each of the Client Funds has purchased in the aggregate the shares of Common Stock reported in Item 5, which shares are indirectly beneficially owned by the Reporting Persons. The aggregate amount of funds required by the Client Funds to acquire the shares of Common Stock was $25,534,742, net of commissions. The funds were provided by working capital of each of the Client Funds.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Persons have effected the purchase of the shares of Common Stock by the Client Funds reported in Item 5 in open market transactions because, in their opinion, such shares are undervalued by the market at the present time.

                                                             PAGE 7 OF 10 PAGES


        The Reporting Persons believe that the addition of the shares of Common Stock of the Issuer in the accounts of the Client Funds is a strong positive development. In particular, the Reporting Persons are supportive of the efforts, business initiatives and management of the Issuer.

        The Reporting Persons have effected the acquisition of the shares of Common Stock by the Client Funds reported in Item 5 for investment purposes only. However, the Reporting Persons intend to closely monitor the Issuer's performance and may modify their plans in the future.

        Although the Reporting Persons do not have any current plans other than monitoring the Common Stock of the Issuer, the Reporting Persons may in the future exercise, or cause to be exercised, any and all of their respective rights (or the rights of any of the Client Funds) as stockholders of the Issuer in a manner consistent with their equity interests (or the equity interests of any of the Client Funds). More specifically, depending on their evaluation of various factors, including the investment potential of shares of Common Stock, the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of shares of Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant, the Reporting Persons may take, or cause to be taken, such actions with respect to their indirect holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock by some or all of the Client Funds in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time by some or all of the Client Funds, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by any of the Client Funds.

        As of the date of this Statement, except as set forth above, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the actions described in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) In the aggregate, the Client Funds are the direct beneficial owners of 5,612,200 shares of Common Stock currently indirectly owned by the Reporting Persons, or approximately 6.08% of outstanding shares of Common Stock of the Issuer, based upon 92,370,470 shares of Common Stock outstanding as of August 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2006. None of the Client Funds own individually in excess of five percent of the outstanding shares of Common Stock.

        By virtue of the relationships described in Item 2 of this Statement and this Item 5, each of the Reporting Persons (other than HCA) may be deemed to share indirect beneficial ownership of all of the shares of Common Stock directly beneficially owned by the Client Funds. HCA may be deemed to share indirect beneficial ownership of the shares of Common Stock as expressly set forth below. Specifically, as general partner, HCFM has indirect beneficial

                                                             PAGE 8 OF 10 PAGES

ownership of (i) 381,846 shares (or 0.41% of outstanding shares) of Common Stock held directly by Hayground Cove Institutional Partners LP, a Delaware limited partnership, (ii) 467,840 shares (or 0.51% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund LP, a Delaware limited partnership, and (iii) 80,925 shares (or 0.09% of outstanding shares) of Common Stock held directly by Hayground Cove Equity Market Neutral Fund LP, a Delaware limited partnership. In addition, HCFM is general partner of HCA, which in turn serves as investment manager pursuant to certain Investment Management Agreements entered into between HCA and certain individual Client Funds. In this capacity, HCA exercises the power to vote (or to direct the vote) and to dispose (or to direct the disposition of) (i) 2,622,907 shares (or 2.84% of outstanding shares) of Common Stock held directly by Hayground Cove Overseas Partners Ltd., a Cayman Islands exempted limited company; (ii) 371,208 shares (or 0.40% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund Ltd., a Cayman Islands exempted limited company; (iii) 49,925 shares (or 0.05% of outstanding shares) of Common Stock held directly by Hayground Cove Equity Market Neutral Fund Ltd., a Cayman Islands exempted limited company; and (iv) certain independent managed accounts, each of which directly owns 624,025 shares (or 0.68% of outstanding shares) of Common Stock, 363,359 shares (or 0.39% of outstanding shares) of Common Stock, 576,143 shares (or 0.62% of outstanding shares) of Common Stock and 74,022 shares (or 0.08% of outstanding shares) of Common Stock, respectively.

        (b) Each of the Reporting Persons (other than HCA) has the power to vote and to dispose of shares of Common Stock as follows:

            (i)    Sole  power  to vote or to  direct  the  vote:  -0-
            (ii)   Shared  power to vote or to direct  the vote:  5,612,200
            (iii)  Sole power to dispose or to direct the disposition of:  -0-
            (iv)   Shared  power to dispose or to direct the disposition of:
                   5,612,200

        HCA has the power to vote and to dispose of shares of Common Stock as follows:

            (i)    Sole power to vote or to direct the vote:  -0-
            (ii)   Shared  power to vote or to direct  the vote:  4,681,589
            (iii)  Sole power to dispose or to direct the disposition of:  -0-
            (iv)   Shared power to dispose or to direct the  disposition of:
                   4,681,589

        (c) The Reporting Persons have caused the purchase by the Client Funds of 176,900 shares of Common Stock within the last 60 days with a range of purchase prices between $2.80 and $3.70. All such purchases were effected through over-the-counter bulletin board transactions.

        (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

        (e) Not applicable.

                                                             PAGE 9 OF 10 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than as described in Items 2 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A      Joint Filing Agreement Among the Reporting Persons.

                                                             PAGE 10 OF 10 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 23, 2006


                               By:  /s/ Jason Ader
                                    -------------------------------------------
                                    Jason Ader


                               HAYGROUND COVE ASSET MANAGEMENT LLC


                               By:  /s/ Jason Ader
                                    -------------------------------------------
                                    Jason Ader
                                    Sole Member


                               HAYGROUND COVE FUND MANAGEMENT LLC

                               By:  Hayground Cove Asset Management LLC,
                                    its Managing Member


                                    By:  /s/ Jason Ader
                                         --------------------------------------
                                         Jason Ader
                                         Sole Member


                               HAYGROUND COVE ASSOCIATES L.P.

                               By:  Hayground Cove Fund Management LLC,
                                    its General Partner

                                    By:  Hayground Cove Asset Management LLC,
                                         its Managing Member


                                         By:  /s/ Jason Ader
                                              ---------------------------------
                                              Jason Ader
                                              Sole Member

                                                                       EXHIBIT A

                                FILING AGREEMENT
                               BETWEEN JASON ADER,
                      HAYGROUND COVE ASSET MANAGEMENT LLC,
                       HAYGROUND COVE FUND MANAGEMENT LLC
                       AND HAYGROUND COVE ASSOCIATES L.P.

        The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.01 par value, of Denny's Corporation dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  August 23, 2006


                                    By:  /s/ Jason Ader
                                         --------------------------------------
                                         Jason Ader


                                    HAYGROUND COVE ASSET MANAGEMENT LLC


                                    By:  /s/ Jason Ader
                                         --------------------------------------
                                         Jason Ader
                                         Sole Member


                                    HAYGROUND COVE FUND MANAGEMENT LLC

                                    By:  Hayground Cove Asset Management LLC,
                                         its Managing Member


                                         By:  /s/ Jason Ader
                                         --------------------------------------
                                              Jason Ader
                                              Sole Member


                                    HAYGROUND COVE ASSOCIATES L.P.

                                    By:  Hayground Cove Fund Management LLC,
                                         its General Partner

                                         By:  Hayground Cove Asset Management
                                              LLC, its Managing Member


                                              By:  /s/ Jason Ader
                                                   ----------------------------
                                                   Jason Ader
                                                   Sole Member